EXHIBIT 99.5

Contact:	Noah Cole, 415-580-3535
Email:	noah.cole@autodesk.com

Autodesk Appoints New Directors

Scott Ferguson, Rick Hill and Jeff Clarke to Join Board of Directors; Additional Independent Directors Expand Technology, Financial and Governance Expertise

SAN RAFAEL, Calif., March 11, 2016 — Autodesk, Inc. (NASDAQ: ADSK) today announced that it has reached settlement agreements with each of Sachem Head Capital Management LP (“Sachem Head”) and Eminence Capital, LP (“Eminence”) and Autodesk has appointed Scott Ferguson, Rick Hill and Jeff Clarke to its Board of Directors.

“We welcome Scott, Rick, and Jeff to the board, who bring considerable expertise in technology, finance and governance for the benefit of the company and its shareholders,” said Crawford W. Beveridge, non-executive chairman of Autodesk’s Board of Directors. “Our entire board and management team are focused on pursuing a well-defined strategic plan and business model transition that we believe are the best way to drive growth and deliver value to our shareholders and customers alike. We are pleased with the progress we have made to date and look forward to continuing the effort with the addition of our new directors.”

Scott Ferguson, managing partner of Sachem Head, will serve as a director and a member of the Board’s Compensation & Human Resources Committee. Rick Hill, chairman of the board of Tessera Technologies, Inc., will serve as a director and a member of the Board’s Corporate Governance & Nominating Committee. Jeff Clarke, chief executive officer of Kodak, will serve as a director and a member of the Board’s Audit Committee.

“I am extremely excited to join the board of directors of Autodesk.  The actions taken by the company are evidence that there is a strong alignment between the current board and shareholders on a path forward that will drive long-term shareholder value,” Ferguson said.  “I look forward to working with the full board to help the Company achieve its potential.”

Ricky Sandler, chief executive officer of Eminence, said, “We are pleased to have reached a constructive agreement with the board and are confident that the addition of these directors will help create significant value for all shareholders.  As committed long-term investors we strongly support Autodesk’s business model transition and move to the cloud.”

The company’s Board of Directors will initially include 13 directors upon the appointment of Ferguson, Hill and Clarke, but will be reduced to 11 directors following the 2016 annual meeting where two current

Board members will not stand for re-election.  Pursuant to the settlement agreements, Sachem Head and Eminence Capital have agreed to certain standstill and voting provisions.

The complete settlement agreements entered into by the company and each of Sachem Head Capital and Eminence Capital will be included as an exhibit to a Current Report on Form 8-K filed with the Securities and Exchange Commission.

About Scott Ferguson
Scott Ferguson is the Managing Partner and Portfolio Manager of Sachem Head. Prior to founding Sachem Head, he spent nine years as a Partner at Pershing Square Capital Management, where he joined as the firm’s first investment professional.  Prior to Pershing Square, Scott earned an M.B.A. from Harvard Business School in 2003 and worked at American Industrial Partners and McKinsey & Company.  Scott graduated from Stanford University with an A.B. in Public Policy in 1996.  Scott serves on the Leadership Council of the Robin Hood Foundation, and the Boards of the Henry Street Settlement and Episcopal Charities, two social service agencies based in New York.
About Rick Hill
Richard S. Hill currently serves as Chairman of the Board of Directors of Tessera Technologies, Inc. and as a member of the Boards of Directors of Arrow Electronics, Inc., and Cabot Microelectronics Corporation.  He served as Tessera’s Interim Chief Executive Officer from April 2013 until May 2013.  He previously served as the Chief Executive Officer and member of the Board of Directors of Novellus Systems Inc., until its acquisition for more than $3 billion by Lam Research Corporation in June 2012.  During his nearly 20 years leading Novellus Systems, Rick grew annual revenues from approximately $100 million to over $1 billion.  Before joining Novellus in 1993, Rick spent 12 years with Tektronix Corporation and also worked in a variety of engineering and management positions with General Electric, Motorola and Hughes Aircraft Company.  He received a B.S. in Bioengineering from the University of Illinois in Chicago and an M.B.A. from Syracuse University.
About Jeff Clarke
Jeff Clarke is the Chief Executive Officer and a member of the Board of Directors of Kodak.  Prior to joining Kodak, Jeff was a Managing Partner of Augusta Columbia Capital (ACC), a private investment firm he co-founded in 2012.  From 2012 to 2014, he was the Chairman of Travelport, Inc., a private, travel technology firm, where he served as CEO from 2006 to 2011, after leading its sale from Cendant Corporation to the Blackstone Group for $4.3 billion in 2006.  Prior to that, Jeff was the Chief Operating Officer of CA, Inc., an enterprise software company, Executive Vice President of Global Operations at HP, and Chief Financial Officer of Compaq Computer.  Jeff has served on the Board of Directors of Red Hat, Inc. since 2008, and also served as a director of the Compuware Corporation from 2013 to 2014.  He served as Chairman of Orbitz Worldwide, a global online travel agency, from 2007 to 2014. Jeff earned an MBA from Northeastern University, where he serves as a Trustee.  He holds a B.A. in Economics from SUNY Geneseo.

About Autodesk

Autodesk helps people imagine, design and create a better world. Everyone—from design professionals, engineers and architects to digital artists, students and hobbyists—uses Autodesk software to unlock their creativity and solve important challenges. For more information visit autodesk.com or follow @autodesk.

Safe Harbor Statement

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties that could cause actual results to differ significantly from those projected, particularly with respect to the appointments of Messrs. Ferguson, Hill and Clarke to the Board of Directors and the impact of these changes on Autodesk, Inc. (the “Company”).  Material factors that may cause results to differ from the statements made include the impact of management and organizational changes; our ability to execute on our business model transition, including the transition of product offerings to subscription and cloud-based offerings; the implementation and results of any strategic plans as well as our ongoing strategic and cost initiatives; market or industry conditions; our ability to compete with new or existing competitors; our long-term financial goals; the impact of our restructuring; our strategies, market and products positions, and performance; failure to maintain our revenue growth and profitability; failure to successfully manage transitions to new business models and markets; difficulty in predicting revenue from new businesses and the potential impact on our financial results from changes in our business models; general market, political, economic and business conditions; the impact of non-cash charges on our financial results; fluctuation in foreign currency exchange rates; the success of our foreign currency hedging program; failure to maintain cost reductions or otherwise control our expenses; our performance in particular geographies; difficulties encountered in integrating new or acquired businesses and technologies; the inability to identify and realize the anticipated benefits of acquisitions; the financial and business condition of our reseller and distribution channels; dependence on and the timing of large transactions; the Company’s ability to successfully complete and integrate acquisitions of businesses; the risk of loss of, or decreases in production orders from, customers of acquired businesses; financial and regulatory risks associated with the international nature of the Company’s businesses; failure of the Company’s products to achieve technological feasibility or profitability; failure to successfully commercialize the Company’s products; and changes in demand for the products of the Company’s customers.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this release. The Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended January 31, 2015 and Form 10-Q for the quarter ended October 31, 2015, include more information about factors that could affect the Company’s business and financial results.  The Company assumes no obligation to update information contained in this press release. Although this release may remain available on the Company’s website or elsewhere, its continued availability does not indicate that the Company is reaffirming or confirming any of the information contained herein.

Autodesk is a registered trademark of Autodesk, Inc., and/or its subsidiaries and/or affiliates in the USA and/or other countries. All other brand names, product names or trademarks belong to their respective holders. Autodesk reserves the right to alter product and services offerings, and specifications and pricing at any time without notice, and is not responsible for typographical or graphical errors that may appear in this document.

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